UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2021

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Senior Managing Executive Officer / Group CFO

May 20, 2021

Mizuho Financial Group, Inc.

Changes of Directors

Mizuho Financial Group, Inc. hereby announces director candidates at the 19th General Meeting of Shareholders as follows.

Members of the Board of Directors

(1)	Members of the Board of Directors Candidates (to be considered at the ordinary General Meeting of Shareholders of MHFG in June 2021 (“The Shareholders Meeting”))

Tatsufumi Sakai*	(Reappointment)

Seiji Imai*	(New appointment)

Makoto Umemiya*	(Reappointment)

Motonori Wakabayashi*	(Reappointment)

Nobuhiro Kaminoyama*	(New appointment)

Yasuhiro Sato	(Reappointment)

Hisaaki Hirama	(Reappointment)

Tatsuo Kainaka	(Reappointment, Outside Director)

Yoshimitsu Kobayashi	(Reappointment, Outside Director)

Ryoji Sato	(Reappointment, Outside Director)

Takashi Tsukioka	(New appointment, Outside Director)

Masami Yamamoto	(Reappointment, Outside Director)

Izumi Kobayashi	(Reappointment, Outside Director)

Total of 13 candidates

(Note) Asterisks indicate directors expected to concurrently serve as Executive Officers.

(2)	Members of the Board of Directors scheduled to resign

(Effective in late June 2021)

Satoshi Ishii	(Currently Member of the Board of Directors)

Tetsuo Seki	(Currently Member of the Board of Directors
(Outside Director))

(3)	Chairperson of the Board of Directors (to be considered at the Board Meeting to be held following The Shareholders Meeting)

Appointee as Chairperson

Izumi Kobayashi

(4)	Members of Committees (to be considered at the Board Meeting to be held following The Shareholders Meeting)

Nominating Committee

Chairperson	Tatsuo Kainaka	(Outside Director)

Member	Yoshimitsu Kobayashi	(Outside Director)

Member	Takashi Tsukioka	(Outside Director)

Member	Masami Yamamoto	(Outside Director)

Member	Izumi Kobayashi	(Outside Director)

Compensation Committee

Chairperson	Masami Yamamoto	(Outside Director)

Member	Tatsuo Kainaka	(Outside Director)

Member	Takashi Tsukioka	(Outside Director)

Audit Committee

Chairperson	Takashi Tsukioka	(Outside Director)

Member	Tatsuo Kainaka	(Outside Director)

Member	Ryoji Sato	(Outside Director)

Member	Hisaaki Hirama

Risk Committee

Chairperson	Hisaaki Hirama

Member	Izumi Kobayashi	(Outside Director)

Member	Rintaro Tamaki	(Outside Expert)

Member	Hiroshi Naka	(Outside Expert)

System Failure Response Evaluation Committee

Chairperson	Tatsuo Kainaka	(Outside Director)

Member	Ryoji Sato	(Outside Director)

Member	Takashi Tsukioka	(Outside Director)

Member	Izumi Kobayashi	(Outside Director)

(5)	Brief Personal Record of Newly Nominated Member of the Board of Directors

Name	Seiji Imai

Business Experience	Apr. 2021	Deputy President & Senior Executive Officer, Head of Corporate & Institutional Company and Head of Global Corporate Company of MHFG (current)

	Apr. 2020	Senior Managing Executive Officer, Head of Corporate & Institutional Company and Head of Global Products Unit of MHFG

	Apr. 2019	Deputy President & Executive Officer of MHBK

	Apr. 2018	Senior Managing Executive Officer, Head of Global Corporate Company of MHFG (until Apr. 2020)

	Apr. 2016	Managing Executive Officer, Head of Asia & Oceania excl. East Asia of MHFG

Managing Executive Officer, Head of Asia & Oceania excl. East Asia of MHBK

	Apr. 2014	Executive Officer, General Manager of Seoul Branch of MHBK

Joined our group in Apr. 1986

Education	Mar. 1986	Graduated from Faculty of Law, Kyoto University

Date of Birth	June 25, 1962

Name	Nobuhiro Kaminoyama

Business Experience	Apr. 2021	Managing Executive Officer, Head of Human Resources Group and General Manager of Corporate Secretariat* of MHFG (current)

Managing Executive Officer, Head of Human Resources Group and General Manager of Corporate Secretariat* of MHBK (current)

Managing Executive Officer, Head of Human Resources Group and General Manager of Corporate Secretariat* of MHTB (current)

Managing Executive Officer, General Manager of Corporate Secretariat* of MHSC (current)

	Apr. 2019	Executive Officer, General Manager of Corporate Secretariat of MHFG

	June 2018	General Manager of Corporate Secretariat of MHFG

	Apr. 2017	General Manager of Corporate Banking Department No.9 of MHBK

	Apr. 2015	Joint General Manager of Group Human Resources Division of MHFG

Joined our group in Apr. 1991

Education	Mar. 1991	Graduated from Faculty of Engineering, the University of Tokyo

Date of Birth	Apr. 25, 1968

* The position of General Manager of Corporate Secretariat will be discharged in June 2021.

Name	Takashi Tsukioka

Business Experience	June 2020	Special Advisor, Idemitsu Kosan (current)

	Apr. 2018	Chairman and Representative Director, Idemitsu Kosan

	June 2013	Representative Director & Chief Executive Officer, Idemitsu Kosan

	June 2012	Executive Vice President and Representative Director, Idemitsu Kosan

	Apr. 2011	Managing Director, Idemitsu Kosan

	June 2010	Managing Director and Managing Executive Officer and General Manager of Corporate Planning Department, Idemitsu Kosan

	June 2009	Director and General Manager of Supply & Logistics Department, Idemitsu Kosan

	June 2008	Managing Executive Officer and General Manager of Supply & Logistics Department, Idemitsu Kosan

	June 2007	Executive Officer and General Manager of Supply & Logistics Department, Idemitsu Kosan

	Apr. 2005	General Manager of Chubu Branch, Idemitsu Kosan

	July 2002	General Manager of Kobe Branch, Idemitsu Kosan

	Apr. 1975	Joined Idemitsu Kosan Co.,Ltd. (“Idemitsu Kosan”)

Education	Mar. 1975	Graduated from Faculty of Law, Keio University

Date of Birth	May 15, 1951

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